                                         Filed Pursuant to Rule 424(b)(2)
                                         Registration Nos. 333-122925 and
                                                           333-122925-01
THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE NOT AN OFFER TO SELL THESE SECURITIES, NOR ARE THEY SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED JANUARY 17, 2006

                                                           Prospectus Supplement
                                               (To Prospectus Dated May 3, 2005)

(PHOTO)
CITIGROUP FUNDING INC.

PRINCIPAL-PROTECTED EQUITY LINKED NOTES
BASED UPON THE DOW JONES INDUSTRIAL AVERAGE(SM)
WITH POTENTIAL SUPPLEMENTAL INTEREST AT MATURITY
DUE
$10.00 PER NOTE
PAYMENTS DUE FROM CITIGROUP FUNDING INC.
FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

-     We will not make any payments on the notes prior to maturity.

-     The notes will mature on             . You will receive at maturity for
      each note you hold an amount in cash equal to $10 plus an index return amount, which may be positive or zero.

- The index return amount will be based on the percentage change of the Dow Jones Industrial Average(SM) during the term of the notes. The index return amount will equal the product of (a) $10, (b) the index return and
      (c) the participation rate (which is expected to be approximately 80%), provided that the index return amount will not be less than zero.

- We will apply to list the notes on the American Stock Exchange under the symbol "PPJ."

      INVESTING IN THE NOTES INVOLVES A NUMBER OF RISKS. SEE "RISK FACTORS RELATING TO THE NOTES" BEGINNING ON PAGE S-7.

      "Dow Jones," "Dow Jones Industrial Average(SM)" and "DJIA(SM)" are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Citigroup Funding Inc.'s affiliate, Citibank, N.A. The notes are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in the notes.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus and prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                                PER NOTE            TOTAL
                                                --------            -----
Public Offering Price ........................  $10.00                $
Underwriting Discount ........................  $                     $
Proceeds to Citigroup Funding Inc. ...........  $                     $

 The underwriter expects to deliver the notes to purchasers on or about , 2006.

 Investment Products    Not FDIC Insured    May Lose Value    No Bank Guarantee

                                [CITIGROUP LOGO]

           , 2006

                           SUMMARY INFORMATION -- Q&A

WHAT ARE THE NOTES?

     The notes pay an amount at maturity that will depend on the amount by which the ending value, the closing value of the Dow Jones Industrial Average on the third index business day before maturity, exceeds the starting value, the closing value of the Dow Jones Industrial Average on the day on which the notes are priced for initial sale to the public, expressed as a percentage. If the ending value is less than or equal to the starting value, the payment you receive at maturity for each note you hold will equal $10, the amount of your original investment in the note. If the ending value is greater than the starting value, the payment you receive at maturity will be greater than the amount of your original investment in the notes. In such case, the appreciation
on an investment in the notes will be      times the return on an investment
directly linked to the Dow Jones Industrial Average because of the participation rate, which is expected to be approximately 80%, but may be as low as 70% and as high as 90%.

     The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc., the payments on which are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of payments due under the notes will rank equally with all other unsecured and
unsubordinated debt of Citigroup. The notes mature on             and do not
provide for earlier redemption by you or us.

     Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section "Description of the Notes -- Book-Entry System" in this prospectus supplement and the section "Book-Entry Procedures and Settlement" in the accompanying prospectus.

WHAT DOES "PRINCIPAL PROTECTED" MEAN?

     "Principal Protected" means that your principal investment in the notes is not at risk at the maturity of the notes in the event of a decline in the Dow Jones Industrial Average.

WILL I RECEIVE INTEREST OR DIVIDEND PAYMENTS ON THE NOTES?

     We will not make any periodic payments of interest on the notes or any other payments on the notes until maturity. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the Dow Jones Industrial Average.

WHAT WILL I RECEIVE AT MATURITY OF THE NOTES?

     The notes will mature on             . At maturity, you will receive for
each note you hold an amount in cash equal to the sum of $10 and an index return amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the ending value of the Dow Jones Industrial Average on the valuation date, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the notes.

HOW WILL THE INDEX RETURN AMOUNT BE CALCULATED?

     The index return amount will be based on the amount by which the ending value exceeds the starting value, expressed as a percentage, and on the participation rate. The index return amount will equal the product of (a) $10,
(b) the index return (defined below) and (c) the participation rate, provided that the index return amount will not be less than zero.

     The participation rate is expected to be approximately 80%, although the actual Participation Rate will be determined on the date on which the notes are priced for initial sale to the public and may be as low as 70% and as high as 90%. We will disclose the participation rate in the final prospectus supplement related to the notes

     The index return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

                         Ending Value - Starting Value
                       ---------------------------------
                                 Starting Value

     The ending value will be the closing value of the Dow Jones Industrial Average on the valuation date.

     The starting value will be           , the closing value of the Dow Jones
Industrial Average on January   , 2006, the date on which the notes are priced
for initial sale to the public.

     The valuation date will be             , the third index business day
before the maturity date.

     If no closing value of the Dow Jones Industrial Average is available on any index business day because of a market disruption event or otherwise, the value of the Dow Jones Industrial Average for that index business day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the Dow Jones Industrial Average obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Dow Jones Industrial Average by the calculation agent in the event of a market disruption event may be deferred by the calculation agent for up to five consecutive index business days on which a market disruption event is occurring, but not past the index business day prior to maturity.

     For more specific information about the "index return amount," the "index return," the determination of an "index business day" and the effect of a market disruption event on the determination of the index return amount and the index return, please see "Description of the Notes -- Index Return Amount" in this prospectus supplement.

WHERE CAN I FIND EXAMPLES OF HYPOTHETICAL MATURITY PAYMENTS?

     For tables setting forth hypothetical maturity payments, see "Description of the Notes -- Maturity Payment -- Hypothetical Examples" in this prospectus supplement.

WHO PUBLISHES THE DOW JONES INDUSTRIAL AVERAGE AND WHAT DOES IT MEASURE?

     The Dow Jones Industrial Average is published by Dow Jones & Company, Inc. ("Dow Jones"). The Dow Jones Industrial Average is a price-weighted index, which means an underlying stock's weight in the Dow Jones Industrial Average is based on its price per share rather than the total market capitalization of the issuer. The Dow Jones Industrial Average is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The underlying stocks of the Dow Jones Industrial Average are selected by the editors of The Wall Street Journal. The corporations represented in the Dow Jones Industrial Average tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Dow Jones Industrial Average are made entirely by the editors of The Wall Street Journal without consultation with the corporations represented in the Dow Jones Industrial Average, any stock exchange, any official agency or Citigroup Funding. Although changes to the common stocks included in the Dow Jones Industrial Average tend to be made infrequently, the underlying stocks of the Dow Jones Industrial Average may be changed at any time for any reason. The corporations currently represented in the Dow Jones Industrial Average are incorporated in the United States and its territories and their stocks are traded on the New York Stock Exchange.

     The value of the Dow Jones Industrial Average is the sum of the primary exchange prices of each of the 30 common stocks included in the Dow Jones Industrial Average, divided by a divisor that is designed to provide a meaningful continuity in the value of the Dow Jones Industrial Average. Because the Dow Jones Industrial Average is price-weighted, stock splits or changes in the underlying stocks could result in distortions in the Dow Jones Industrial Average value. In order to prevent such distortions related to extrinsic factors, the divisor may be changed in accordance with a mathematical formula that reflects adjusted proportions within the Dow Jones Industrial Average. The current divisor of the Dow Jones Industrial Average is published daily in The Wall Street Journal and other publications. In addition, other statistics based on the Dow Jones Industrial Average may be found in a variety of publicly available sources.

     Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Dow Jones Industrial Average.

HOW HAS THE DOW JONES INDUSTRIAL AVERAGE PERFORMED HISTORICALLY?

     We have provided tables showing the closing values of the Dow Jones Industrial Average on the last index business day of each month from January 2001 to December 2005, and on the last index business day of each December from 1946 through 2005, as well as a graph showing the closing values of the Dow Jones Industrial Average on the last index business day of December from 1946 through 2005. You can find these tables and the graph in the section "Description of the Dow Jones Industrial Average(SM) -- Historical Data on the Dow Jones Industrial Average" in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Dow Jones Industrial Average in recent years. However, past performance is not necessarily indicative of how the Dow Jones Industrial Average will perform in the future. You should also refer to the section "Risk Factors Relating to the Notes -- The Historical Performance of the Dow Jones Industrial Average Is Not an Indication of the Future Performance of the Dow Jones Industrial Average" in this prospectus supplement.

WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF INVESTING IN THE NOTES?

     Because the notes are contingent payment debt obligations of Citigroup Funding, U.S. Holders of a note will be required to include original issue discount ("OID") for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the note, which yield will be assumed to
be   % per year. This tax OID (computed at the assumed comparable yield) will be includible in a U.S. Holder's gross income (as ordinary income) over the term of the notes, although holders will receive no payments on the notes prior to maturity. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of the tax OID is calculated based on an assumed amount payable at maturity. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payment to be made in respect of, a note. If the amount we actually pay at maturity is, in fact, less than this assumed amount, then a U.S. Holder will have recognized taxable income in periods prior to maturity that exceeds that holder's economic income from holding the note during such periods (with an offsetting ordinary loss). If a U.S. Holder disposes of the note prior to maturity, the U.S. Holder will be required to treat any gain recognized upon the disposition of the note as ordinary income (rather than capital gain). You should refer to "Certain United States Federal Income Tax Considerations" in this prospectus supplement for more information.

WILL THE NOTES BE LISTED ON A STOCK EXCHANGE?

     We have applied to list the notes on the American Stock Exchange under the symbol "PPJ." You should be aware that the listing of the notes on the American Stock Exchange will not necessarily ensure that a liquid trading market will be available for the notes.

CAN YOU TELL ME MORE ABOUT CITIGROUP AND CITIGROUP FUNDING?

     Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

     Citigroup's consolidated ratio of income to fixed charges and consolidated ratio of income to combined fixed charges including preferred stock dividends for the nine months ended September 30, 2005 and each of the five most recent fiscal years are as follows:

                                                                    YEAR ENDED DECEMBER 31,
                                        NINE MONTHS ENDED    -------------------------------------
                                        SEPTEMBER 30, 2005   2004    2003    2002    2001    2000
                                        ------------------   -----   -----   -----   -----   -----
Ratio of income to fixed charges
  (excluding interest on deposits)....         2.34x          2.65x   3.42x   2.52x   1.93x  1.76x
Ratio of income to fixed charges
  (including interest on deposits)....         1.85x          2.01x   2.43x   1.90x   1.59x  1.49x
Ratio of income to combined fixed
  charges including preferred stock
  dividends (excluding interest on
  deposits)...........................         2.33x          2.63x   3.39x   2.50x   1.92x  1.75x
Ratio of income to combined fixed
  charges including preferred stock
  dividends (including interest on
  deposits)...........................         1.84x          2.00x   2.41x   1.89x   1.58x  1.48x

WHAT IS THE ROLE OF CITIGROUP FUNDING'S AND CITIGROUP'S AFFILIATE, CITIGROUP GLOBAL MARKETS INC.?

     Our affiliate, Citigroup Global Markets Inc., is the underwriter for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section "Underwriting" in this prospectus supplement. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets Inc. will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets Inc. and you as a holder of the notes.

CAN YOU TELL ME MORE ABOUT THE EFFECT OF CITIGROUP FUNDING'S HEDGING ACTIVITY?

     We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the Dow Jones Industrial Average or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial Average or the stocks underlying the Dow Jones Industrial Average. This hedging activity could affect the value of the Dow Jones Industrial Average and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to "Risk Factors Relating to the Notes -- Citigroup Funding's Hedging Activity Could Result in a Conflict of Interest" and "-- The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest" in this prospectus supplement and "Use of Proceeds and Hedging" in the accompanying prospectus.

DOES ERISA IMPOSE ANY LIMITATIONS ON PURCHASES OF THE NOTES?

     Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 or substantially similar federal, state or local laws ("ERISA-Type Plans") will not be permitted to purchase or hold the notes. Plans that are not ERISA-Type Plans, such as individual retirement accounts, individual retirement annuities or Keogh plans, will be permitted to purchase or hold the notes, provided that each such plan shall by its purchase be deemed to represent and warrant that none of Citigroup Global Markets Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan's decision to purchase, hold or dispose of the notes.

ARE THERE ANY RISKS ASSOCIATED WITH MY INVESTMENT?

     Yes, the notes are subject to a number of risks. Please refer to the section "Risk Factors Relating to the Notes" in this prospectus supplement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, filed by Citigroup with the Securities and Exchange Commission, or the SEC, pursuant to Section 13 of the Securities Exchange Act of 1934 (File No. 1-9924), are incorporated herein by reference:
(i) Annual Report on Form 10-K for the year ended December 31, 2004; (ii) Current Report on Form 8-K filed on September 9, 2005 (including exhibits thereto which contain updated historical audited financial statements conformed to reflect discontinued operations and updated business segment disclosures);
(iii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005; and (iv) Current Reports on Form 8-K filed on January 14, 2005, January 19, 2005, January 20, 2005, January 21, 2005, January 24, 2005, January 31, 2005, February 4, 2005, February 11, 2005, February 22,
2005, March 2, 2005, March 15, 2005, March 16, 2005, April 14, 2005, April 15,
2005, April 20, 2005, May 2, 2005, May 18, 2005, May 24, 2005, May 26, 2005, May
31, 2005, June 1, 2005, June 2, 2005, June 6, 2005, June 7, 2005, June 9, 2005,
June 10, 2005, June 16, 2005, June 17, 2005, June 24, 2005, June 29, 2005, June
30, 2005, July 1, 2005, July 14, 2005, July 18, 2005, July 19, 2005, July 28,
2005, August 1, 2005, August 3, 2005, August 22, 2005, August 25, 2005, August
26, 2005, August 30, 2005, September 14, 2005, September 20, 2005, September 28,
2005, September 29, 2005, September 30, 2005, October 7, 2005, October 17, 2005,
October 20, 2005, October 25, 2005, October 27, 2005, October 28, 2005, November 1, 2005, November 30, 2005, December 1, 2005, December 13, 2005, December 16,
2005, December 23, 2005, December 27, 2005 and January 13, 2005.

     You should refer to "Prospectus Summary -- Where You Can Find More Information" in the accompanying prospectus. These documents may also be accessed electronically by means of the SEC's home page on the worldwide web on the internet at http://www.sec.gov.

                       RISK FACTORS RELATING TO THE NOTES

     Because the terms of the notes differ from those of conventional debt securities in that the maturity payment will be based on the closing value of the Dow Jones Industrial Average on the third index business day before the maturity date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Dow Jones Industrial Average and other events that are difficult to predict and beyond our control.

THE APPRECIATION OF YOUR INVESTMENT WILL BE LIMITED AND MAY BE ZERO

     The amount of the maturity payment will depend on the ending value, the closing value of the Dow Jones Industrial Average on the third index business day before the maturity date. If the ending value is greater than the starting value, your participation in the appreciation of the Dow Jones Industrial
Average will be limited to the participation rate or   % of the index return. We
will disclose the participation rate, which is expected to be approximately 80% (but may be as low as 70% and as high at 90%), in the final prospectus supplement. In addition, if the ending value is equal to or less than the starting value, the payment you receive at maturity will be limited to the amount of your initial investment in the notes, even if the closing value of the Dow Jones Industrial Average is greater than the starting value at one or more times during the term of the notes or if the closing value of the Dow Jones Industrial Average at maturity exceeds the starting value, but the closing value of the Dow Jones Industrial Average on the valuation date is equal to or less than the starting value. Because of the possibility of limited or zero appreciation of your initial investment, the notes may provide less opportunity for appreciation than an investment in a similar security that would permit you to participate fully in the appreciation of the Dow Jones Industrial Average or an investment in some or all of the stocks underlying the Dow Jones Industrial Average.

THE YIELD ON THE NOTES MAY BE LOWER THAN THE YIELD ON A STANDARD DEBT SECURITY OF COMPARABLE MATURITY

     The notes do not pay any interest. As a result, if the index return is less
than approximately      %, (an increase of approximately      % from the
starting value of the Dow Jones Industrial Average), the yield on the notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

YOU WILL NOT RECEIVE ANY PERIODIC PAYMENTS ON THE NOTES

     You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the Dow Jones Industrial Average.

THE HISTORICAL PERFORMANCE OF THE DOW JONES INDUSTRIAL AVERAGE IS NOT AN INDICATION OF THE FUTURE PERFORMANCE OF THE DOW JONES INDUSTRIAL AVERAGE

     The historical performance of the Dow Jones Industrial Average, which is included in this prospectus supplement, should not be taken as an indication of the future performance of the Dow Jones Industrial Average during the term of the notes. Changes in the value of the Dow Jones Industrial Average will affect the trading price of the notes, but it is impossible to predict whether the value of the Dow Jones Industrial Average will fall or rise.

YOUR RETURN ON THE NOTES WILL NOT REFLECT THE RETURN YOU WOULD REALIZE IF YOU ACTUALLY OWNED THE STOCKS UNDERLYING THE DOW JONES INDUSTRIAL AVERAGE

     Your return on the notes will not reflect the return you would realize if you actually owned the stocks underlying the Dow Jones Industrial Average because Dow Jones calculates the Dow Jones Industrial Average by reference to the prices of the stocks underlying the Dow Jones Industrial Average without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks underlying the Dow Jones Industrial Average even if the ending value of the Dow Jones Industrial Average is greater than its starting value.

THE PRICE AT WHICH YOU WILL BE ABLE TO SELL YOUR NOTES PRIOR TO MATURITY WILL DEPEND ON A NUMBER OF FACTORS AND MAY BE SUBSTANTIALLY LESS THAN THE AMOUNT YOU ORIGINALLY INVEST

     We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the Dow Jones Industrial Average and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

     VALUE OF THE DOW JONES INDUSTRIAL AVERAGE. We expect that the market value of the notes will depend substantially on the relationship between the closing value of the Dow Jones Industrial Average on the date on which the notes are priced for initial sale to the public and the future value of the Dow Jones Industrial Average. However, changes in the value of the Dow Jones Industrial Average may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the Dow Jones Industrial Average exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the Dow Jones Industrial Average will continue to fluctuate between that time and the time when the ending value of the Dow Jones Industrial Average is determined. If you choose to sell your notes when the value of the Dow Jones Industrial Average is below the value of the index on the date on which the notes are priced for initial sale to the public, you may receive less than the amount you originally invested.

     Trading prices of the underlying stocks of the Dow Jones Industrial Average will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or of a particular underlying stock. Citigroup Funding's hedging activities in the underlying stocks of the Dow Jones Industrial Average, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the underlying stocks of the Dow Jones Industrial Average.

     VOLATILITY OF THE DOW JONES INDUSTRIAL AVERAGE. Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the Dow Jones Industrial Average changes during the term of the notes, the market value of the notes may decrease.

     EVENTS INVOLVING THE COMPANIES COMPRISING THE DOW JONES INDUSTRIAL
AVERAGE. General economic conditions and earnings results of the companies whose common stocks comprise the Dow Jones Industrial Average and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the Dow Jones Industrial Average does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

     INTEREST RATES. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, and the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

     TIME PREMIUM OR DISCOUNT. As a result of a "time premium or discount," the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Dow Jones Industrial Average the longer the time remaining to maturity. A "time premium or discount" results from expectations concerning the value of the Dow Jones Industrial Average during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the notes.

     HEDGING ACTIVITIES. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks underlying the Dow Jones Industrial Average or in the other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial Average or the stocks underlying the Dow Jones Industrial Average. This hedging activity could effect the value of the Dow

Jones Industrial Average and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

     CITIGROUP FUNDING AND CITIGROUP'S CREDIT RATINGS, FINANCIAL CONDITION AND RESULTS. Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes.

     We want you to understand that the impact of one of the factors specified above, such as an increase in interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the value of the Dow Jones Industrial Average.

     In general, assuming all relevant factors are held constant, we expect that the effect on the market value of the notes of a given change in most of the factors listed above will be less if it occurs later in the term of the notes than if it occurs earlier in the term of the notes.

YOU MAY NOT BE ABLE TO SELL YOUR NOTES IF AN ACTIVE TRADING MARKET FOR THE NOTES DOES NOT DEVELOP

     There is currently no secondary market for the notes. Citigroup Global Markets Inc. currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity.

THE MARKET VALUE OF THE NOTES MAY BE AFFECTED BY PURCHASES AND SALES OF THE STOCKS UNDERLYING THE DOW JONES INDUSTRIAL AVERAGE OR DERIVATIVE INSTRUMENTS RELATED TO THE DOW JONES INDUSTRIAL AVERAGE BY AFFILIATES OF CITIGROUP FUNDING

     Citigroup Funding's affiliates, including Citigroup Global Markets Inc., may from time to time buy or sell the underlying stocks of the Dow Jones Industrial Average or derivative instruments relating to the Dow Jones Industrial Average for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the Dow Jones Industrial Average and therefore the market value of the notes.

CITIGROUP GLOBAL MARKETS INC., AN AFFILIATE OF CITIGROUP FUNDING AND CITIGROUP, IS THE CALCULATION AGENT, WHICH COULD RESULT IN A CONFLICT OF INTEREST

     Citigroup Global Markets Inc., which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets Inc.'s duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

CITIGROUP FUNDING'S HEDGING ACTIVITY COULD RESULT IN A CONFLICT OF INTEREST

     We expect to hedge our obligations under the notes through us or one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the Dow Jones Industrial Average or in other instruments, such as options, swaps or futures, based upon the Dow Jones Industrial Average or the stocks underlying the Dow Jones Industrial Average. This hedging activity may present a conflict between your interest in the notes and the interests we and our affiliates have in executing, maintaining and adjusting our hedge transactions because it could affect the value of the Dow Jones Industrial Average and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Since hedging our obligation under the notes involves risk and may be influenced by a number of factors, it is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines.

                            DESCRIPTION OF THE NOTES

     The description in this prospectus supplement of the particular terms of the Principal-Protected Equity Linked Notes Based Upon the Dow Jones Industrial
Average(SM) due             supplements, and to the extent inconsistent
therewith replaces, the description of the general terms and provisions of the registered securities set forth in the accompanying prospectus.

GENERAL

     The Principal-Protected Equity Linked Notes Based Upon the Dow Jones Industrial Average(SM) (the "Notes") pay an amount at maturity that will depend on the amount by which the Ending Value, the closing value of the Dow Jones Industrial Average on the Valuation Date, exceeds the Starting Value, the closing value of the Dow Jones Industrial Average on the date on which the notes are priced for initial sale to the public, expressed as a percentage. If the Ending Value is less than or equal to the Starting Value, the payment you receive at maturity for each Note you hold will equal $10, the amount of your original investment in the Note. If the Ending value is greater than the Starting Value, the payment you receive at maturity will be greater than the amount of your original investment in the Notes. In such case, the appreciation
on an investment in the Notes will be   times the return on an investment
directly linked to the Dow Jones Industrial Average because of the Participation
Rate of      %.

     The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, the payments on which are fully and unconditionally guaranteed by Citigroup. The aggregate principal
amount of Notes issued will be $     (     Notes). The Notes will mature on
            , will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

     Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

INTEREST

     We will not make any periodic payments of interest or any other payments on the Notes until maturity. At maturity, in addition to your initial principal, you will receive an Index Return Amount as described below. You will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the Dow Jones Industrial Average.

REDEMPTION AT THE OPTION OF THE HOLDER; DEFEASANCE

     The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under "Description of Debt Securities -- Defeasance."

PAYMENT AT MATURITY

     The Notes will mature on             . At maturity, you will receive for
each Note you hold, a payment equal to the sum of $10 and an Index Return Amount, which may be positive or zero. The amount payable to you at maturity is dependent upon the Ending Value of the Dow Jones Industrial Average on the Valuation Date, provided, however, that the payment you receive at maturity will not be less than the amount of your original investment in the Notes.

INDEX RETURN AMOUNT

     The Index Return Amount will be based on the amount by which the Ending Value exceeds the Starting Value, expressed as a percentage, and on the Participation Rate. The Index Return Amount will equal the product of (a) $10,
(b) the Index Return (defined below) and (c) the Participation Rate, provided that the Index Return Amount will not be less than zero.

     The Participation Rate is expected to be approximately 80%, although the actual Participation Rate will be determined on the date on which the Notes are priced for initial sale to the public and may be as low as 70% and as high as 90%. We will disclose the Participation Rate in the final prospectus supplement related to the Notes.

     The Index Return, which is presented in this prospectus supplement as a percentage, will equal the following fraction:

                         Ending Value - Starting Value
                       ---------------------------------
                                 Starting Value

     The "Ending Value" will be the closing value of the Dow Jones Industrial Average on the Valuation Date.

     The "Starting Value" will be           , the closing value of the Dow Jones
Industrial Average on January   , 2006, the date on which the Notes are priced
for initial sale to the public.

     The "Valuation Date" will be             , the third Index Business Day
before the maturity date.

     If no closing value of the Dow Jones Industrial Average is available on any Index Business Day because of a Market Disruption Event or otherwise, the value of the Dow Jones Industrial Average for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the Dow Jones Industrial Average obtained from as many dealers in equity securities (which may include Citigroup Global Markets Inc. or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Dow Jones Industrial Average by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

     An "Index Business Day" means a day, as determined by the calculation agent, on which the Dow Jones Industrial Average or any successor index is calculated and published and on which securities comprising more than 80% of the value of the Dow Jones Industrial Average on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the Dow Jones Industrial Average. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.

     A "Market Disruption Event" means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Dow Jones Industrial Average or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Dow Jones Industrial Average or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Dow Jones Industrial Average or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Dow Jones Industrial Average is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Dow Jones Industrial Average will be based on a comparison of the portion of the value of the Dow Jones Industrial Average attributable to that security relative to the overall value of the Dow Jones Industrial Average, in each case immediately before that suspension or limitation.

MATURITY PAYMENT -- HYPOTHETICAL EXAMPLES

     The Index Return and, therefore, the Index Return Amount, is dependent on the Ending Value of the Dow Jones Industrial Average. Because the value of the Dow Jones Industrial Average may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of possible payments at maturity. The examples of hypothetical maturity payments set forth below are intended to illustrate the effect of different Ending Values of the Dow Jones Industrial Average on the amount payable on the Notes at maturity. All of the hypothetical examples assume that the investment in the Notes is $10, that the Starting Value of the Dow Jones Industrial Average is 10772.00, that the Index Return Amount cannot equal less than zero, that the Participation Rate is 80% and that the term of the Notes is
3.83 years. As demonstrated by the examples, if the Index Return is 0.00% or less, you will receive an amount at maturity equal to $10.00 per Note, the amount of your initial investment in the Notes. If the Index Return is greater than 0.00%, you will receive an amount at maturity that is greater than your initial investment in the Notes. The Dow Jones Industrial Average values illustrated in the examples have been rounded to two decimal places.


                                                                                    ANNUALIZED
                                  INDEX RETURN      MATURITY      TOTAL RETURN      RETURN ON
ENDING VALUE     INDEX RETURN      AMOUNT(1)       PAYMENT(2)     ON THE NOTES     THE NOTES(3)
   4308.80         -60.00%           $0.00           $10.00            0.00%           0.00%
   5386.00         -50.00%           $0.00           $10.00            0.00%           0.00%
   6463.20         -40.00%           $0.00           $10.00            0.00%           0.00%
   7540.40         -30.00%           $0.00           $10.00            0.00%           0.00%
   8617.60         -20.00%           $0.00           $10.00            0.00%           0.00%
   9694.80         -10.00%           $0.00           $10.00            0.00%           0.00%
  10772.00           0.00%           $0.00           $10.00            0.00%           0.00%
  11849.20          10.00%           $0.80           $10.80            8.00%           2.03%
  12926.40          20.00%           $1.60           $11.60           16.00%           3.95%
  14003.60          30.00%           $2.40           $12.40           24.00%           5.77%
  15080.80          40.00%           $3.20           $13.20           32.00%           7.51%
  16158.00          50.00%           $4.00           $14.00           40.00%           9.17%
  17235.20          60.00%           $4.80           $14.80           48.00%          10.77%
  18312.40          70.00%           $5.60           $15.60           56.00%          12.30%
 19,389.60          80.00%           $6.40           $16.40           64.00%          13.77%

---------------

(1) Index Return Amount = $10.00 X Index Return X Participation Rate, provided that the Index Return Amount will not be less than zero

(2) Maturity Payment = $10.00 + Index Return Amount

(3) Compounded Annually

     The examples are for purposes of illustration only. The actual Index Return Amount will depend on the actual Starting Value, Ending Value and Participation Rate. Historical closing values for the Dow Jones Industrial Average are included in this prospectus supplement under "Description of the Dow Jones Industrial Average(SM) -- Historical Data on the Dow Jones Industrial Average."

DISCONTINUANCE OF THE DOW JONES INDUSTRIAL AVERAGE

     If Dow Jones discontinues publication of the Dow Jones Industrial Average or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Dow Jones Industrial Average, then the value of the Dow Jones Industrial Average will be determined by reference to the value of that index, which we refer to as a "successor index."

     Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

     If Dow Jones discontinues publication of the Dow Jones Industrial Average and a successor index is not selected by the calculation agent or is no longer published on the date of determination of the value of the Dow Jones Industrial Average, the value to be substituted for the Dow Jones Industrial Average for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the Dow Jones Industrial Average prior to any such discontinuance.

     If Dow Jones discontinues publication of the Dow Jones Industrial Average prior to the determination of the Index Return Amount and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the Index Return Amount and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in determining the value of the Dow Jones Industrial Average as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones Industrial Average may adversely affect trading in the Notes.

     If a successor index is selected or the calculation agent calculates a value as a substitute for the Dow Jones Industrial Average as described above, the successor index or value will be substituted for the Dow Jones Industrial Average for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Dow Jones Industrial Average may adversely affect the value of the Notes.

     All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.

ALTERATION OF METHOD OF CALCULATION

     If at any time the method of calculating the Dow Jones Industrial Average or any successor index is changed in any material respect, or if the Dow Jones Industrial Average or any successor index is in any other way modified so that the value of the Dow Jones Industrial Average or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Dow Jones Industrial Average or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Dow Jones Industrial Average or the successor index. Accordingly, if the method of calculating the Dow Jones Industrial Average or any successor index is modified so that the value of the Dow Jones Industrial Average or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

EVENTS OF DEFAULT AND ACCELERATION

     In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See "-- Payment at Maturity" above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the beneficial owner of a Note will not be permitted to make a claim for unmatured interest and therefore, the claim of the beneficial owner of a Note against the entity that becomes subject to a bankruptcy proceeding will be capped at the payment at maturity, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

     In case of default in payment at maturity of the Notes, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for,
at the rate of   % per annum on the unpaid amount due.

BOOK-ENTRY SYSTEM

     Upon issuance, all Notes will be represented by one or more fully registered global securities (the "Global Securities"). Each such Global Security will be deposited with, or on behalf of, DTC and registered in the name of DTC or a nominee thereof. Unless and until it is exchanged in whole or in part for Notes in definitive form, no Global Security may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor of DTC or a nominee of such successor. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintains as a participant in DTC.

     A description of DTC's procedures with respect to the Global Securities is set forth in the section "Book-Entry Procedures and Settlement" in the accompanying prospectus. DTC has confirmed that it intends to follow such procedures.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by Citigroup Global Markets Inc. in same-day funds. All maturity payments and all interest payments will be paid by Citigroup Funding in same-day funds so long as the Notes are maintained in book-entry form.

CALCULATION AGENT

     The calculation agent for the Notes will be Citigroup Global Markets Inc. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

              DESCRIPTION OF THE DOW JONES INDUSTRIAL AVERAGE(SM)

GENERAL

     Unless otherwise stated, we have derived all information regarding the Dow Jones Industrial Average provided in this prospectus supplement, including its composition, method of calculation and changes in components, from Dow Jones, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, Dow Jones. Dow Jones is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Dow Jones Industrial Average at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the Dow Jones Industrial Average.

     The Dow Jones Industrial Average is a benchmark of performance for leading companies in the U.S. stock market. The index consists of 30 "blue-chip" U.S. stocks, although this has not always been the case. The index initially consisted of twelve common stocks and was first published in The Wall Street Journal in 1896. The index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the index have been changed on a relatively infrequent basis.

     The Dow Jones Industrial Average is a price-weighted index (i.e., the weight of an underlying stock in the index is based on its price per share rather than the total market capitalization of the issuer of such component stock) comprised of 30 common stocks chosen by the editors of The Wall Street Journal from companies outside of the transportation or utility business that are representative of the broad market of U.S. industry. The corporations represented in the Dow Jones Industrial Average tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the index are made entirely by the editors of The Wall Street Journal without consultation with the corporations represented in the index, any stock exchange, any official agency, or Citigroup Funding. Changes to the common stocks included in the index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but from time to time, changes may be made to achieve what the editors of The Wall Street Journal deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Dow Jones Industrial Average, the editors of The Wall Street Journal look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the index may be changed at any time for any reason. Dow Jones, publisher of The Wall Street Journal, is not affiliated with Citigroup Funding and has not participated in any way in the issuance of the Notes.

     The value of the Dow Jones Industrial Average is the sum of the primary exchange prices of each of the 30 common stocks included in the index, divided by a divisor that is designed to provide meaningful continuity in the value of the index. Because the index is price-weighted, stock splits or changes in the component stocks could result in distortions in the index value. In order to prevent such distortions related to extrinsic factors, the divisor is changed in accordance with a mathematical formula that reflects adjusted proportions within the index. The current divisor of the index is published daily in The Wall Street Journal and other publications. In addition, other statistics based on the index may be found in a variety of publicly available sources.

     THE DOW JONES INDUSTRIAL AVERAGE DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE INDEX RETURN AMOUNT ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

HISTORICAL DATA ON THE DOW JONES INDUSTRIAL AVERAGE

                            MONTH-END CLOSING VALUES

     The following table sets forth the closing value of the Dow Jones Industrial Average on the last Index Business Day of each month in the period from January 2001 through December 2005. These historical data on the Dow Jones Industrial Average are not necessarily indicative of the future performance of the Dow Jones Industrial Average or what the market value of the Notes may be. Any historical upward or downward trend in the value of the Dow Jones Industrial Average during any period set forth below is not an indication that the Dow Jones Industrial Average is more or less likely to increase or decrease at any time during the term of the Notes.

                                              2001       2002       2003       2004       2005
                                            --------   --------   --------   --------   --------
January...................................  10887.36    9920.00    8053.81   10488.07   10489.94
February..................................  10495.28   10106.13    7891.08   10583.92   10766.23
March.....................................   9878.78   10403.94    7992.13   10357.70   10503.76
April.....................................  10734.97    9946.22    8480.09   10225.57   10192.51
May.......................................  10911.94    9925.25    8850.26   10188.45   10467.48
June......................................  10502.40    9243.26    8985.44   10435.48   10274.97
July......................................  10522.81    8736.59    9233.80   10139.71   10640.91
August....................................   9949.75    8663.50    9415.82   10173.92   10481.60
September.................................   8847.56    7591.93    9257.06   10080.27   10568.70
October...................................   9075.14    8397.03    9801.12   10027.47   10440.07
November..................................   9851.56    8896.09    9782.46   10428.02   10805.87
December..................................  10021.50    8341.63   10453.92   10783.01   10717.50

     The closing value of the Dow Jones Industrial Average on January 17, 2006 was 10896.30.

                            YEAR-END CLOSING VALUES

     The following table sets forth the closing values of the Dow Jones Industrial Average on the last Index Business Day of each December from 1946 through 2005, as published by Dow Jones. The historical performance of the Dow Jones Industrial Average should not be taken as an indication of future performance, and no assurance can be given that the value of the Dow Jones Industrial Average will not decline (or increase insufficiently) and thereby reduce the payment at maturity.

      YEAR END
      CLOSING
YEAR   VALUE
----  --------
1946    177.20
1947    181.16
1948    177.30
1949    200.10
1950    235.40
1951    269.22
1952    291.89
1953    280.89
1954    404.38
1955    488.39
1956    499.46
1957    435.68
1958    583.64
1959    679.35
1960    615.88

      YEAR END
      CLOSING
YEAR   VALUE
----  --------
1961    731.13
1962    652.10
1963    762.94
1964    874.12
1965    969.25
1966    785.68
1967    905.10
1968    943.75
1969    800.35
1970    838.91
1971    890.19
1972   1020.01
1973    850.85
1974    616.24
1975    858.71

      YEAR END
      CLOSING
YEAR   VALUE
----  --------
1976   1004.65
1977    831.17
1978    805.01
1979    838.74
1980    963.98
1981    875.00
1982   1046.55
1983   1258.64
1984   1211.56
1985   1546.67
1986   1895.95
1987   1938.80
1988   2168.60
1989   2753.20
1990   2633.66

      YEAR END
      CLOSING
YEAR   VALUE
----  --------
1991   3168.83
1992   3301.11
1993   3754.09
1994   3834.44
1995   5117.12
1996   6448.27
1997   7908.25
1998   9181.43
1999  11497.12
2000  10786.85
2001  10021.50
2002   8341.63
2003  10453.92
2004  10783.01
2005  10717.50

     The following graph illustrates the historical performance of the Dow Jones Industrial Average based on the closing value thereof on the last Index Business Day of each December from 1946 through 2005. Past values of the Dow Jones Industrial Average are not necessarily indicative of future Dow Jones Industrial Average values.

                             (CLOSING VALUE GRAPH)

LICENSE AGREEMENT

     Dow Jones and Citigroup Global Markets Limited, an affiliate of Citigroup Funding, have entered into a non-exclusive license agreement providing for the license to Citigroup Funding, in exchange for a fee, of the right to use indices owned and published by Dow Jones in connection with certain securities, including the Notes.

     The license agreement between Dow Jones and Citigroup Global Markets Limited provides that the following language must be stated in this prospectus supplement.

     "The Notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Dow Jones' only relationship to Citigroup Funding is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial Average, which is determined, composed and calculated by Dow Jones without regard to Citigroup Funding or the Notes. Dow Jones has no obligation to take the needs of Citigroup Funding or the holders of the Notes into consideration in determining, composing or calculating the Dow Jones Industrial Average. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Notes.

     DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY CITIGROUP FUNDING, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES,

OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGE OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND CITIGROUP FUNDING."

     All disclosures contained in this prospectus supplement regarding the Dow Jones Industrial Average, including its makeup, method of calculation and changes in its components, are derived from publicly available information prepared by Dow Jones. None of Citigroup Funding, Citigroup, Citigroup Global Markets Inc. or the trustee assumes any responsibility for the accuracy or completeness of such information.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of the material U.S. federal income tax considerations that may be relevant to a holder or a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a "U.S. Holder"). All references to "holders" (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this prospectus supplement, all of which are subject to change at any time (possibly with retroactive effect).

     This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

     Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

TAX CHARACTERIZATION OF THE NOTES

     Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument issued by Citigroup Funding that is subject to United States Treasury regulations governing contingent debt instruments (the "Contingent Debt Regulations"). Moreover, each holder, by accepting a Note, agrees to this treatment of the Note and to report all income (or loss) with respect to the Note in accordance with the Contingent Debt Regulations. The remainder of this summary assumes the treatment of each Note as a single debt instrument subject to the Contingent Debt Regulations and the holder's agreement thereto.

UNITED STATES HOLDERS

     Taxation of Interest.  A U.S. Holder of a Note will recognize income (or loss) on a Note in accordance with the Contingent Debt Regulations. The Contingent Debt Regulations require the application of a "noncontingent bond method" to determine accruals of income, gain, loss and deductions with respect to a contingent debt obligation. As described in more detail in the second and third succeeding paragraphs, under the noncontingent bond method, a U.S. Holder of a Note will be required for tax purposes to include in income each year an
accrual of interest at the annual computational rate of      % (the "comparable
yield"). The comparable yield is based on a rate at which Citigroup Funding could issue a fixed rate debt instrument with terms comparable to those of the Notes and no contingent payments. Solely for purposes of determining the comparable yield pursuant to the Contingent Debt Regulations, a U.S. Holder of a Note will be assumed to be entitled to receive, in respect of each Note, a
payment of $     at maturity (the "Projected Payment Amount"). The Projected
Payment Amount is calculated as the amount required to produce the comparable yield on a Note, taking into account the Note's issue price.

     The comparable yield and the Projected Payment Amount are used to determine accruals of interest FOR TAX PURPOSES ONLY and are not assurances or predictions by Citigroup Funding with respect to the actual yield of or payment to be made in respect of a Note. The comparable yield and the Projected Payment Amount do not necessarily represent Citigroup Funding's expectations regarding such yield or the amount of such payment.

     Each Note Will be Issued at Par. However, there will be original issue discount for U.S. federal income tax purposes ("Tax OID") because a U.S. Holder must accrue income at the comparable yield. Under the Tax OID rules of the Internal Revenue Code of 1986, as amended (the "Code"), and the Treasury regulations promulgated thereunder, a U.S. Holder of a Note, whether such holder uses the cash or the accrual method of tax accounting, will be required to include as ordinary interest income the sum of the "daily portions" of Tax OID on the Note for all days during the taxable year that the U.S. Holder owns the Note. As a result, U.S. Holders of Notes, including U.S. Holders that employ the cash method of tax accounting, will be required to include amounts in respect of Tax OID accruing on Notes in taxable income each year although the U.S. Holders will receive no payments on the Notes prior to maturity.

     The daily portions of Tax OID on a Note are determined by allocating to each day in any accrual period a ratable portion of the Tax OID allocable to that accrual period. In the case of an initial holder, the amount of Tax OID on a Note allocable to each accrual period is determined by multiplying the "adjusted issue price" (as defined below) of a Note at the beginning of the accrual period by the comparable yield of a Note (appropriately adjusted to reflect the length of the accrual period). The "adjusted issue price" of a Note at the beginning of any accrual period will generally be the sum of its issue price and the amount of Tax OID allocable to all prior accrual periods. Based upon the comparable yield, if a U.S. Holder that pays taxes on a calendar year basis buys a Note at original issue for $10 and holds it until maturity, such holder will be required to pay taxes on the following amounts of ordinary income
from the Note for each of the following periods: $     in 2006; $     in 2007;
$     in 2008; $     in 2009; and $     in 2010.

     Disposition of the Notes. When a U.S. Holder sells, exchanges or otherwise disposes of a Note (including upon repayment of the Note at maturity) (a "disposition"), the U.S. Holder's gain (or loss) on such disposition will equal the difference between the amount received by the U.S. Holder for the Note and the U.S. Holder's tax basis in the Note. A U.S. Holder's tax basis (i.e., adjusted cost) in a Note will be equal to the U.S. Holder's original purchase price for such Note, plus any Tax OID accrued by the U.S. Holder while holding the Note.

     If the amount received on the Note at maturity exceeds the Projected Payment Amount, the U.S. Holder will be required to include such excess in income as ordinary income. Alternatively, if the amount received at maturity is less than the Projected Payment Amount, the difference between the Projected Payment Amount and the amount received at maturity may be recognized and deducted by the U.S. Holder as an ordinary loss to the extent of the U.S. Holder's previous Tax OID inclusions with respect to the Note.

     On a disposition of a Note other than repayment of a Note at maturity, any gain realized by a U.S. Holder will be treated as ordinary interest income. Any loss realized by a U.S. Holder on a disposition will be treated as an ordinary loss to the extent of the U.S. Holder's Tax OID inclusions with respect to the Note up to the date of disposition. Any loss realized in excess of such amount generally will be treated as a capital loss.

     An individual U.S. Holder generally will be allowed a deduction for any ordinary loss without regard to the two-percent miscellaneous itemized deduction rule of Section 67 of the Code. Any capital loss recognized by a U.S. Holder will be a long-term capital loss if such U.S. Holder has held such Note for more than one year, and a short-term capital loss in other cases.

     Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers to the trustee in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

NON-UNITED STATES PERSONS

     The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term "Non-U.S. Holder" means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

     NON-U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE AND LOCAL AND ANY FOREIGN TAX CONSEQUENCES THAT MAY BE RELEVANT TO THEM.

     Payment with Respect to the Notes. Any payment on maturity of the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

          (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of Citigroup Funding's stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

          (ii) the beneficial owner of a Note certifies on Internal Revenue Service Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements;

          (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States; and

          (iv) the stocks underlying the Dow Jones Industrial Average are actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code.

     If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed Internal Revenue Service Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

     Information Reporting and Backup Withholding. In general, a Non-U.S. Holder generally will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an Internal Revenue Service Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

                                  UNDERWRITING

     The terms and conditions set forth in the terms agreement dated the date on which the Notes are priced for initial sale to the public, which incorporates by reference the underwriting agreement basic provisions dated May 3, 2005, govern the sale and purchase of the Notes. The terms agreement and the underwriting agreement basic provisions are referred to together as the underwriting agreement. Citigroup Global Markets Inc., as underwriter, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup
Global Markets Inc., $     principal amount of Notes (     Notes), the payments
on which are fully and unconditionally guaranteed by Citigroup.

     The underwriting agreement provides that the obligation of Citigroup Global Markets Inc. to purchase the Notes included in this offering is subject to approval of certain legal matters by counsel and to other conditions. Citigroup Global Markets Inc. is obligated to purchase all of the Notes if it purchases any of the Notes.

     Citigroup Global Markets Inc. proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Notes to certain dealers at the public
offering price less a concession not to exceed $     per Note. Citigroup Global
Markets Inc. may allow, and these dealers may reallow, a concession not to
exceed $     per Note on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets Inc., acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the underwriting discount set forth on the cover of
this prospectus supplement equal to $     per Note for the Notes they sell. If
all of the Notes are not sold at the initial offering price, Citigroup Global Markets Inc. may change the public offering price and other selling terms.

     Citigroup Funding has agreed that, for the period beginning on the date of the underwriting agreement and continuing to and including the closing date for the purchase of the Notes, it will not, without the prior written consent of Citigroup Global Markets Inc., offer, sell, contract to offer or sell or otherwise dispose of any securities, including any backup undertakings for such securities, of Citigroup Funding, in each case that are substantially similar to the Notes or any security convertible into or exchangeable for the Notes or substantially similar securities. Citigroup Global Markets Inc. may release any of the securities subject to this lock-up at any time without notice.

     Prior to this offering, there has been no public market for the Notes. Consequently, the initial public offering price for the Notes was determined by negotiations among Citigroup Funding and Citigroup Global Markets Inc. There can be no assurance, however, that the prices at which the Notes will sell in the public market after this offering will not be lower than the price at which they are sold by Citigroup Global Markets Inc. or that an active trading market in the Notes will develop and continue after this offering.

     Citigroup Funding will apply to list the Notes on the American Stock Exchange under the symbol "PPJ."

     In connection with the offering, Citigroup Global Markets Inc., as the underwriter, may purchase and sell Notes and the underlying stocks of the Dow Jones Industrial Average in the open market. These transactions may include covering transactions and stabilizing transactions. Covering transactions involve purchases of Notes in the open market after the distribution has been completed to cover short positions. Stabilizing transactions consist of bids or purchases of Notes or the underlying stocks of the Dow Jones Industrial Average made for the purpose of preventing a decline in the market price of the Notes or the underlying stocks of the Dow Jones Industrial Average while the offering is in progress.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. Citigroup Global Markets Inc. may conduct these transactions in the over-the-counter market or otherwise. If Citigroup Global Markets Inc. commences any of these transactions, it may discontinue them at any time.

     In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section "Risk Factors Relating to the Notes -- The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the Dow Jones Industrial Average or Derivative Instruments Related to the Dow Jones Industrial Average by Affiliates of Citigroup Funding" and "-- Citigroup Funding's Hedging Activity Could Result in a Conflict of Interest" in this prospectus supplement and the section "Use of Proceeds and Hedging" in the accompanying prospectus.

     We estimate that our total expenses for this offering will be $     .

     Citigroup Global Markets Inc. is an affiliate of Citigroup Funding. Accordingly, the offering will conform with the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Citigroup Global Markets Inc. may not confirm sales to any discretionary account without the prior specific written approval of a customer.

     This prospectus supplement, together with the accompanying prospectus, may also be used by Citigroup Funding's broker-dealer affiliates in connection with offers and sales of the Notes (subject to obtaining any necessary approval of the American Stock Exchange for any of these offers and sales) in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Any of these affiliates may act as principal or agent in these transactions. None of these affiliates is obligated to make a market in the Notes and any may discontinue any market making at any time without notice, at its sole discretion.

     This prospectus supplement and the accompanying prospectus in electronic format may be made available on the website maintained by the underwriter.

     We have agreed to indemnify Citigroup Global Markets Inc. against certain liabilities under the Securities Act of 1933, or to contribute to payments Citigroup Global Markets Inc. may be required to make because of any of those liabilities.

                                 ERISA MATTERS

     Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that (a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of 29 C.F.R 2510.3-101 or otherwise, or (iii) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA ((i), (ii) and (iii) collectively, "ERISA-Type Plans"); and (b) if it is a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, that is not an ERISA-Type Plan (for example, individual retirement accounts, individual retirement annuities or Keogh plans), none of Citigroup Global Markets, Inc., its affiliates or any employee thereof manages the plan or provides advice that serves as a primary basis for the plan's decision to purchase, hold or dispose of the Notes.

                                 LEGAL MATTERS

     The validity of the Notes and certain matters relating thereto will be passed upon for Citigroup Funding and Citigroup by Michael S. Zuckert, Esq. Mr. Zuckert, General Counsel, Finance and Capital Markets of Citigroup and legal counsel to Citigroup Funding, beneficially owns, or has rights to acquire under Citigroup employee benefit plans, an aggregate of less than one percent of the common stock of Citigroup. Certain legal matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Cleary Gottlieb Steen & Hamilton LLP has also acted as special tax counsel to Citigroup Funding and Citigroup in connection with the Notes and the guarantee. Cleary Gottlieb Steen & Hamilton LLP has from time to time acted as counsel for Citigroup and certain of its subsidiaries, including Citigroup Funding, and may do so in the future.

      You should rely only on the information incorporated by reference or provided in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of the document.

                                TABLE OF CONTENTS

                                                         PAGE
                                                         ----
                    PROSPECTUS SUPPLEMENT
Summary Information -- Q&A ............................  S-2
Incorporation of Certain Documents by Reference .......  S-6
Risk Factors Relating to the Notes ....................  S-7
Description of the Notes ..............................  S-10
Description of the Dow Jones Industrial Average .......  S-15
Certain United States Federal Income Tax Considerations  S-19
Underwriting ..........................................  S-22
ERISA Matters .........................................  S-23
Legal Matters .........................................  S-23
                         PROSPECTUS
Prospectus Summary ....................................   1
Ratio of Income to Fixed Charges and Ratio
 of Income to Combined Fixed Charges Including
 Preferred Stock Dividends ............................   4
Forward-Looking Statements ............................   6
Citigroup Inc. ........................................   7
Citigroup Funding Inc. ................................   7
Use of Proceeds and Hedging ...........................   8
Description of Debt Securities ........................   9
Description of Index Warrants .........................  18
Description of Debt Security and Index Warrant Units ..  21
Book-Entry Procedures and Settlement ..................  22
Limitations on Issuances in Bearer Form ...............  24
Plan of Distribution ..................................  25
ERISA Matters .........................................  28
Legal Matters .........................................  28
Experts ...............................................  28

                             CITIGROUP FUNDING INC.


                               PRINCIPAL-PROTECTED
                               EQUITY LINKED NOTES
                                   BASED UPON
                      THE DOW JONES INDUSTRIAL AVERAGE(SM)

                      WITH POTENTIAL SUPPLEMENTAL INTEREST
                                   AT MATURITY
                                 DUE
                         ($10 PRINCIPAL AMOUNT PER NOTE)

                    PAYMENTS DUE FROM CITIGROUP FUNDING INC.
                      FULLY AND UNCONDITIONALLY GUARANTEED
                                BY CITIGROUP INC.
                                   ----------
                              PROSPECTUS SUPPLEMENT
                                          , 2006
                           (INCLUDING PROSPECTUS DATED
                                  MAY 3, 2005)
                                   ----------



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